UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 10, 2008

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc, entitled “Vodafone today announces a recommended cash offer of SEK 12 per share in Wayfinder Systems AB (publ)” .

THIS PRESS RELEASE IS NOT AND MUST NOT, DIRECTLY OR INDIRECTLY, BE DISTRIBUTED OR MADE PUBLIC IN AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA. THE OFFER IS NOT BEING MADE TO PERSONS IN THOSE JURISDICTIONS OR ELSEWHERE WHERE THEIR PARTICIPATION REQUIRES FURTHER OFFER DOCUMENTS, FILINGS OR OTHER MEASURES IN ADDITION TO THOSE REQUIRED BY SWEDISH LAW.

Vodafone today announces a recommended cash offer of SEK 12 per share in
Wayfinder Systems AB (publ)

Vodafone Europe B.V. (“Vodafone” or the “Offeror”) today announces a recommended public cash offer to the shareholders of Wayfinder Systems AB (publ) (“Wayfinder” or the “Company”), to tender all shares in Wayfinder to Vodafone (the “Offer”). Wayfinder’s shares are listed on NGM Equity under the symbol ‘WAYF’.

Summary

•                                          Vodafone is offering SEK 12 per share in cash for each share in Wayfinder (Note 1)

•                                          The Offer represents a premium of:

•                                          252.9 per cent compared to the closing price of SEK 3.40 for Wayfinder’s shares on 8 December 2008, being the last trading day prior to the announcement of the Offer;

•                                          205.8 per cent compared to the volume weighted average price of SEK 3.92 for Wayfinder’s shares during the 3 months prior to the announcement of the Offer; and

•                                          30.1 per cent compared to the volume weighted average price of SEK 9.22 for Wayfinder’s shares during the 12 months prior to the announcement of the Offer.

•                                          Wayfinder’s Board of Directors has unanimously recommended that all Wayfinder shareholders accept the Offer (Note 2)

•                                          Shareholders together holding approximately 44.9 per cent of the total share capital and voting rights in Wayfinder have granted Vodafone call options and have given Vodafone unconditional irrevocable undertakings to accept the Offer, with respect to all shares held by such shareholders

•                                          The total value of the Offer amounts to approximately SEK 239 million, equivalent to an enterprise value of SEK 220 million (Note 3) net of Wayfinder’s net cash balance

•                                          The acceptance period of the Offer is expected to begin as soon as possible following the registration of the offer document with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) and will run for approximately three weeks. Vodafone reserves the right to extend the acceptance period

Background to and reasons for the Offer

Wayfinder is one of the pioneers of mobile location-based services and offers a range of innovative products capable of greatly enriching the customer’s mobile experience. Customers can use the technology to search and find places of interest such as restaurants, petrol stations and ATMs. The Company’s portfolio also includes the flagship product Wayfinder Navigator that enables in-car navigation services. The Company’s services are available in 19 languages to a user base that now exceeds 2 million globally.

Vodafone Group Plc (“Vodafone Group”) is the world’s leading international mobile communications group with equity interests in 27 countries across five continents, approximately 280 million proportionate customers as of 30 September 2008 and over 40 partner networks worldwide. Vodafone Group is committed to delivering new revenue growth around a rich set of mobile internet services. Location-based services make up an important part of this commitment, enabling Vodafone Group to offer customers new, exciting services as a differentiator while driving mobile data growth. This acquisition will help to ensure that more of these unique services are delivered to a wider base of customers across the Vodafone Group footprint.

The Offeror, Vodafone Europe B.V., is a wholly owned, indirect subsidiary of Vodafone Group, incorporated on 28 December 1995 in the Netherlands with company number 27166573. Its registered office is at Rivium Quadrant 173, 15th Floor, 2909 LC Capelle aan den IJssel, The Netherlands.

The combination of Wayfinder and Vodafone Group will provide the following benefits:

•                                          Wayfinder’s exceptional expertise, technology capabilities and team will enable Vodafone Group to develop a suite of exciting new location-aware products;

•                                          Vodafone Group will provide the resources to both maintain and accelerate the evolution of Wayfinder’s leading location-based services portfolio; and

•                                          Vodafone Group’s scale and distribution capabilities will make Wayfinder’s products more affordable and readily available to millions of customers all around the world.

Vodafone Group places great value on Wayfinder’s management team and employees and intends to continue the excellent employee relationships in the Company. Wayfinder’s employees, technology and products are, and will continue to be at the heart of the continued, successful development of the business.

Pieter Knook, Internet Services Director of Vodafone Group commented:

“The Wayfinder software enables mobile phones to display user-friendly maps as well as deliver voice directions to drivers in the same way as dedicated navigation devices. We believe our customers will greatly value being able to get accurate voice directions from their mobiles. Wayfinder’s exceptional expertise in this space and technology capabilities will enable Vodafone to develop a suite of exciting new location-aware products and services. These services are set to deliver a more personalised mobile internet experience by using the customer’s location if they are happy to reveal it.”

The Offer

Vodafone is offering SEK 12 in cash for each share in Wayfinder. The offer price is subject to adjustment corresponding to the value of any dividends or other value distributions (Sw. värdeöverföring) made by Wayfinder prior to settlement of the Offer.1

The Swedish Securities Council (Sw. Aktiemarknadsnämnden) has granted an exemption to the effect that the Offer need not include the warrants and stock options issued by Wayfinder pursuant to four incentive schemes (AMN 2008:46), and accordingly the Offer does not comprise these instruments. Vodafone will co-operate with Wayfinder in order to provide for fair compensation to the holders of warrants and stock options in Wayfinder in exchange for the holders’ waiving their rights under these instruments. A solution is intended to be reached within a reasonable timeframe.

The Offer represents a premium of:

•                                          252.9 per cent compared to the closing price of SEK 3.40 for Wayfinder’s shares on 8 December 2008, being the last trading day prior to the announcement of the Offer;

•                                          205.8 per cent compared to the volume weighted average price of SEK 3.92 for Wayfinder’s shares during the 3 months prior to the announcement of the Offer; and

•                                          30.1 per cent compared to the volume weighted average price of SEK 9.22 for Wayfinder’s shares during the 12 months prior to the announcement of the Offer.

No commission will be charged in connection with the Offer.

The total value of the Offer amounts to approximately SEK 239 million, equivalent to an enterprise value of SEK 220 million2 net of Wayfinder’s net cash balance as at 30 September 2008.

Neither the Offeror nor Vodafone Group or any of its subsidiaries currently owns or, except as described below regarding call options and unconditional irrevocable undertakings from shareholders of Wayfinder, controls any shares in Wayfinder.

Call options and unconditional irrevocable undertakings

Medici Holding Ltd, PO Söderberg Aktiv AB, Carl Magnus Nilsson AB3 and Nordic Wireless AB4, together representing approximately 44.9 per cent of the total share capital and voting rights in Wayfinder, have granted Vodafone call options in respect of their total holdings of shares in Wayfinder and have also given unconditional irrevocable undertakings to accept the Offer in respect of their total holdings of shares in Wayfinder. The call options and the unconditional irrevocable undertakings are described below.

[1]

In case of a cash dividend or other cash value transfer made by Wayfinder (Sw. värdeöverföring) prior to settlement, the offer price will be reduced by the same amount as paid out or transferred per share. In case of value transfers in kind, the reduction of the offer price shall equal the market value of what has been transferred.

[2]	Based on 19,933,936 shares outstanding and a net cash balance of SEK 19.7 million as at 30 September 2008.

[3]	Carl Magnus Nilsson AB is wholly owned by Magnus Nilsson, director and CEO of Wayfinder.

[4]	Nordic Wireless AB is partly owned by Magnus Nilsson, director and CEO of Wayfinder.

Call options

The shares comprised by the call options can be acquired by Vodafone at the same price as the price in the Offer. The call options may be exercised from the time of this announcement until and including 31 March 2009.

Unconditional irrevocable undertakings

The shares comprised by the unconditional irrevocable undertakings will be acquired by Vodafone at the same price and settlement date as the Offer, provided that the call options described above have not been exercised. The unconditional irrevocable undertakings lapse in the event that the call options have been exercised or if the Offer is terminated or withdrawn without having become wholly unconditional.

Recommendation from the Board of Directors of Wayfinder

The Board of Directors of Wayfinder has unanimously recommended that the shareholders of the Company accept the Offer.5 The Wayfinder Board of Directors’ recommendation is supported by a fairness opinion from Arma Partners LLP, financial adviser to the Board of Directors of Wayfinder.

Agreements with Wayfinder

In relation to the Offer, Vodafone has entered into agreements and undertakings with Wayfinder which include, amongst other things, the following key terms and conditions:

•                  Wayfinder has undertaken, subject to conditions outlined in the agreement, not to solicit any third party to make a public offer for Wayfinder;

•                  Wayfinder has undertaken to recommend the Offer in the event of the announcement of a higher competing offer, provided that Vodafone, by no later than 7 days following such announcement, increases the offer price to a level that is equal to or greater than the consideration offered under the competing offer;

•                  Wayfinder has undertaken to reimburse Vodafone for its costs and expenses incurred in connection with the Offer up to a maximum of 1 per cent of the total value of the Offer in the event that a higher competing offer is announced, provided that such higher competing offer (i) is recommended by Wayfinder’s Board of Directors; (ii) is not matched by Vodafone; and (iii) is declared wholly unconditional;

•                  Wayfinder has undertaken not to pay any discretionary bonuses to its employees as well as not to sell or transfer any assets related to the Navicore brand prior to completion of the Offer; and

•                  Wayfinder has undertaken to give notice of termination in respect of the consultancy agreement between Wayfinder and Voondon Oy to the effect that it will terminate on 27 March 2009.

Further information on the agreements and the undertakings will be set out in the offer document that will be published for the purposes of the Offer.

5                    As a result of conflicts of interest, Magnus Nilsson, director and CEO of Wayfinder, has not participated in the Board of Directors’ deliberations and resolutions regarding the Offer. See further under the heading “Management and employees”.

Conditions to the Offer

Completion of the Offer is conditional upon:

1.	the Offer being accepted to the extent that Vodafone becomes the owner of more than 90 per cent of the total number of shares in the Company;

2.	no other party announcing an offer to acquire shares in the Company on terms which are more favourable than the Offer to the shareholders of the Company;

3.

with respect to the Offer and the acquisition of the Company, receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, in each case on terms which, in Vodafone’s opinion, are acceptable;

4.

save as publicly announced by the Company prior to the date the Offer was announced or as otherwise disclosed in writing to Vodafone prior to that date, Vodafone not discovering that any information publicly disclosed by the Company or otherwise made available to Vodafone is materially inaccurate or misleading or that any material information which should have been publicly disclosed by the Company has not been so disclosed;

5.

neither the Offer nor the acquisition of the Company being wholly or partly prevented or materially adversely affected by any legislation or other regulation, court decision, public authority decision or similar circumstance, which is actual or could reasonably be anticipated, which is outside the control of Vodafone and which Vodafone could not reasonably have foreseen at the time of the announcement of the Offer;

6.

there being no circumstances, of which Vodafone did not have knowledge at the time of the announcement of the Offer, that have occurred or been disclosed and that have a material adverse effect upon the Company’s sales, results, liquidity, equity or assets; and

7.	the Company not taking any measures that typically are intended to impair the prerequisites for the implementation of the Offer.

Vodafone reserves the right to withdraw the Offer in the event that it is clear that any of the above conditions are not fulfilled or cannot be fulfilled. However, with regard to conditions 3–7, such withdrawal may only be made if the non-fulfilment of such condition is of material importance to Vodafone’s acquisition of the shares in the Company.

Vodafone reserves the right to waive, in whole or in part, one or more of the conditions above, including, with respect to condition 1 above, to complete the Offer at a lower level of acceptance.

Financing

The Offer is not subject to any conditions concerning the availability of financing. The financing of the transaction will be arranged directly by Vodafone from available cash resources.

Management and employees

Vodafone places great value on Wayfinder’s employees who are, and will continue to be, at the heart of the continued, successful development of the business. Therefore, Vodafone has through Wayfinder offered relevant key employees of Wayfinder retention arrangements that are conditional on the Offer completing and such key employees remaining with the Company for a certain period of time following completion of the Offer. The purpose of the retention arrangements is to encourage key employees to remain with Wayfinder or Vodafone following completion of the Offer and during an integration phase thereafter. Vodafone has also asked these employees to enter into new standard employment agreements. Further information on the retention arrangements will be set out in the offer document that will be published for the purposes of the Offer. The retention arrangements have been approved by the Board of Directors of Wayfinder.6

Indicative timetable

The acceptance period of the Offer is expected to begin as soon as possible following the registration of the offer document with the Swedish Financial Supervisory Authority and will run for approximately three weeks. The offer document is expected to be registered in the beginning of January 2009. The offer document will be disclosed prior to the start of the acceptance period and will also be distributed to the shareholders of the Company as soon as possible following the registration. Settlement is expected to commence about a week after the end of the acceptance period. Vodafone reserves the right to extend the acceptance period, as well as to postpone the settlement date.

Acquisition of shares outside the Offer

Vodafone and its affiliates and subsidiaries and any adviser, broker or other person acting as the agent of or on behalf of Vodafone may, from time to time, purchase or make arrangements to purchase shares in the Company other than pursuant to the Offer, from the time the Offer was announced until the expiry of the acceptance period of the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Any such purchases will be made in compliance with applicable laws, rules and regulations. No such purchases may be made at prices higher than the offer price or on terms more favourable than those offered pursuant to the Offer, unless the offer price is increased accordingly. Any information about such purchases will be disclosed to the extent required.

Compulsory purchase and de-listing

As soon as possible following Vodafone’s acquisition of shares representing more than 90 per cent of the shares in Wayfinder, Vodafone intends to call for compulsory purchase of the then outstanding minority shares in the Company. In connection herewith, Vodafone intends to have the Company’s shares de-listed from NGM Equity.

Applicable law and disputes etc.

Vodafone has on 8 December 2008 in accordance with the Swedish Act on Public Takeover Offers (Sw. lag (2006:451) om offentliga uppköpserbjudanden på aktiemarknaden) contractually agreed with Nordic Growth Market NGM AB (“NGM”), and hereby undertakes to the shareholders of the Company, to comply with the NGM Rules Concerning Public Takeover Bids in the Stock Market (the “Takeover Rules”) and the Swedish Securities Council’s rulings regarding interpretation and application of the Takeover Rules (including its

6                    Magnus Nilsson, director and CEO of Wayfinder, has been offered a retention package. As a result of conflicts of interest, Magnus Nilsson has not participated in the Board of Directors’ deliberations and resolutions regarding the Offer.

rulings with respect to the rules on public offers for the acquisition of shares issued by the Swedish Industry and Commerce Stock Exchange Committee (Sw. Näringslivets Börskommitté)) and to submit to any sanctions imposed by NGM upon breach of the Takeover Rules. Vodafone has on 9 December 2008 informed the Swedish Financial Supervisory Authority about the Offer and about the above undertaking towards NGM.

Any dispute arising out of the Offer shall be settled exclusively by Swedish courts applying Swedish law, with the city court of Stockholm as the court of first instance.

Advisors

Vodafone has retained SEB Enskilda as financial adviser and Linklaters Advokatbyrå AB as legal adviser in connection with the Offer.

Capelle aan den IJssel, 9 December 2008

Vodafone Europe B.V.

Board of Directors

Further information

For further information, please contact:

Investor Relations

Telephone: +44 (0)1635 664447

Media Relations

Telephone: +44 (0) 1635 664444

About Wayfinder

Wayfinder is a leading provider of innovative location based services, which focuses on combining best practice of technology and ease-of-use. The Company provides services to major mobile phone manufacturers and operators all over the world as well as to a growing base of unique users, now exceeding 2 million users. The head office is located in Sweden with regional offices in France, Finland and Romania.

About Vodafone

Vodafone Europe B.V. is a wholly owned, indirect subsidiary of Vodafone Group Plc, incorporated on 28 December 1995 in the Netherlands with company number 27166573. Its registered office is at Rivium Quadrant 173, 15th Floor, 2909 LC Capelle aan den IJssel, The Netherlands.

Vodafone Group Plc is a public limited company incorporated in England and Wales. Its ordinary shares are traded on the London Stock Exchange and, in the form of American Depository Shares, on the New York Stock Exchange.

The Vodafone Group is the world’s leading international mobile communications group with approximately 280 million proportionate customers as of 30 September 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com.

Forward-looking statements

This press release contains forward-looking statements. These statements as they appear throughout this press release are not guarantees of future performance and are subject to inherent risks and uncertainties. Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “intends,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could,” or the negative of such terms, and other variations on such terms or comparable terminology. Forward-looking statements include, but are not limited to, statements about the expected future business of the Company resulting from and following the Offer. These statements reflect the Offeror’s or the Company’s respective management’s current expectations based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control, including but not limited to the effect of changes in general economic conditions, the level of interest rates, fluctuations in product demand, competition, technological change, employee relations, planning and property regulations, natural disasters and the potential need for increased capital expenditure (such as resulting from increased demand, new business opportunities and deployment of new technologies). Actual results could differ materially from those expressed or implied in such forward-looking statements. Any such forward-looking statements speak only as of the date on which they are made and neither the Offeror nor the Company undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Offer Restrictions

The Offer pursuant to the terms and conditions presented in this press release is not being made to persons whose participation in the Offer requires that an additional offer document is prepared or registration effected or that any other measures are taken in addition to those required under Swedish law.

This press release and any related offer documentation are not being distributed and must not be mailed or otherwise distributed or sent in or into any country in which the distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such country – any such action will not be permitted or sanctioned by the Offeror. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions may be disregarded.

The Offer is not being made, directly or indirectly, by use of mail or any other means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the internet) in or into Australia, Canada, Japan or South Africa, and the Offer cannot be accepted by any such use, means, instrumentality or facility of, or from within Australia, Canada, Japan or South Africa. Accordingly, this press release and any related offer documentation are not being and should not be mailed or otherwise distributed, forwarded or sent in or into Australia, Canada, Japan or South Africa.

The Offeror will not deliver any consideration from the Offer into Australia, Canada, Japan or South Africa.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Canada, Japan or South Africa. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Canada, Japan or South Africa must not forward this press release or any other document received in connection with the Offer to such persons.

Specific Information for U.S. Investors

The Offer described in this press release is made for the shares of the Company, a company organised under the laws of the Kingdom of Sweden, and is subject to the laws of the Kingdom of Sweden. It is important that U.S. holders understand that the press release is subject to disclosure and takeover laws and regulations in Sweden that may be different from those in the United States. The Offer is being made in reliance on the exemption from certain requirements of Regulation 14E of the Securities Exchange Act provided by Rule 14d-1(c) thereunder.

In addition, any financial statements or figures in relation to the Company reproduced in this document have been prepared in accordance with generally accepted accounting principles in Sweden and thus may not be comparable to financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Also, the settlement procedure with respect to the Offer will comply with the rules of Swedish law, which differ from

U.S. domestic tender offer procedures in certain material respects, particularly with regard to the date of payment of consideration.

The Company is incorporated under the laws of the Kingdom of Sweden. Some or all of the officers and directors of the Company are residents of countries other than the United States and a substantial portion of the assets of the Company are located outside the United States. As a result, it may not be possible for U.S. shareholders of the Company to effect service of process within the United States upon the Company (or such persons) or to enforce against any of them judgement of U.S. courts predicated upon the federal or state securities laws of the United States.

The Offeror or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, the Company’s shares, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the Kingdom of Sweden.

Neither the SEC nor any securities commission of a state in the United States has (a) approved or disapproved of the Offer; (b) passed upon the merits of fairness of the Offer; or (c) passed upon the adequacy or accuracy of the disclosure in this press release. Any representations to the contrary is a criminal offence in the United States.

SEB Enskilda is acting as financial adviser to the Offeror, and no one else, in connection with the Offer. SEB Enskilda will not be responsible to anyone other than the Offeror for providing advice in relation to the Offer. The information has been provided by the Offeror and, with respect to the Company, by the Company. SEB Enskilda has not assumed any obligation to independently verify, and disclaims any liability with respect to, the information herein.

The Offer in the United States is made solely by the Offeror, and neither SEB Enskilda (nor any of its affiliates) is making the Offer in the United States.

The figures reported in this press release have been rounded off as appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 10 , 2008	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary